May 9, 2016

Dear Fellow Urban Outfitters, Inc. Shareowner:

Support Urban Outfitters Management Recommendation to Vote “FOR” Shareowner Proposal #3 Requesting Proxy Access

The California Public Employees’ Retirement System (CalPERS) and the New York City Pension Funds request shareowners vote “FOR” proposal #3 – a non-binding management supported shareowner proposal giving shareowners effective access to the director nomination process – at the Urban Outfitters, Inc. annual meeting on May 24, 2016.  Together, our funds have $433 billion in assets and are substantial long-term shareowners of Urban Outfitters, with approximately 856,000 shares.

Proxy Access is a Fundamental Shareowner Right – Provides Accountability in the Boardroom

We believe providing access to a company’s proxy to give shareowners the ability to nominate directors to the board is one of the most important rights for owners of a company.  Without effective proxy access, the director election process simply offers a ratification of management’s slate of nominees.  Therefore, we believe long-term shareowners should have meaningful access to this process on the terms specified in the proposal #3. The proposed thresholds include:
•	Beneficial ownership of at least 3 percent of the outstanding stock;
•	Three years of continuous ownership; and
•	Ability to nominate up to 25 percent of the board.

Proposed Terms Based on SEC Proxy Access Rulemaking in 2010

Before adopting its now vacated proxy access rule in 2010, the SEC undertook a detailed analysis, both internally and through the public comment process.  The SEC determined that a 3 percent ownership threshold was appropriate, stating, “The ownership threshold we are establishing should not expose issuers to excessively frequent and costly election contests conducted through use of Rule 14a-11, but it is also not so high as to make use of the rule unduly inaccessible as a practical matter.”  The proposed holding period and slate size limitation in proposal #3 are also consistent with the SEC rule.

Trends Show U.S. Companies and Shareowners Are Embracing Proxy Access

Prior to November 2014 only 6 U.S. companies had a 3 percent proxy access bylaw in place – that number has risen to more than 215 companies as of May 1, 2016. The growing number of companies spans across various industries and size ranges – examples include Apple, Microsoft, Johnson & Johnson, General Electric, Amazon, Wells Fargo, AT&T, Coca-Cola, Pfizer, and Chevron. These companies are adopting the governance best practice, thereby rejecting the common corporate assertion that proxy access is costly, distracting, and favored mainly by special interest groups.

In 2015, proxy access shareowner proposals on average received majority support (54%) at companies where they went to a vote, and achieved a high watermark of over 90% support when the proposal was not opposed by the board. This demonstrates the wide support for proxy access across the investor community. Given the widespread investor backing and the accelerating adoption of proxy access bylaws, the Council of Institutional Investors has developed a “Proxy Access: Best Practices”1 document providing a framework for investors and companies that highlights how to adopt a shareowner-supportable proxy access bylaw provision.

CFA Institute Concludes Proxy Access Would Benefit the Markets and Boardroom

A report published by the CFA Institute found that giving investors access to the proxy to nominate directors would benefit shareowners and the capital markets.2  The specific report findings include:
•	Proxy access has the potential to enhance board performance and raise US market capitalization.
•	Proxy access reform will not hinder board performance.
•	Proxy access is used infrequently and with little disruption in other markets around the world.

Support Proxy Access and Director Accountability – Vote “FOR” Shareowner Proposal #3

We believe proxy access is fundamental to a sustainable system of governance that fosters director accountability and applaud the Urban Outfitter Board of Directors for its unanimous support of proxy access proposal #3.

Should you have any questions please feel free to contact Todd Mattley, CalPERS Investment Officer and Global Head of Proxy Voting at Todd_Mattley@calpers.ca.gov or 916-795-0565.

Thank you for your support.

Sincerely,

Anne Simpson
Investment Director, CalPERS

Scott M. Stringer
New York City Comptroller

1 http://www.cii.org/files/publications/misc/08_05_15_Best%20Practices%20-%20Proxy%20Access.pdf
2 http://www.cfapubs.org/doi/pdf/10.2469/ccb.v2014.n9.1

PLEASE NOTE: The cost of this solicitation is being borne entirely by CalPERS and is being done through the use of the mail and telephone communication. CalPERS is not asking for your proxy card.  Please do not send us your proxy card. For additional information, please contact Garland Associates, Inc. at (561) 366-1165.

CalPERS Public Employees’ Retirement System Shareowner Alert